Exhibit 12.1
Endeavour International Corporation
Computation of Ratios of Earnings to Fixed Charges
(Amounts in thousands)

	Year Ended December 31,
	2009	2008	2007

Earnings:
Income (Loss) before Taxes	$(94,687)	$49,975	$(72,353)

Add: Fixed charges	19,697	26,972	25,640
Less: Capitalized interest	(3,067)	(3,998)	(6,358)

Earnings	$(71,923)	$80,945	$(40,355)

Fixed Charges:
Interest expense	$16,630	$22,974	$19,282
Capitalized interest	3,067	3,998	6,358

Total fixed charges	$19,697	$26,972	$25,640

Ratio of earnings to fixed charges	—	3.0	—
For purposes of this computation, earnings are defined as pretax earnings from continuing operations before adjustment for minority interest and equity losses in entities with oil and gas properties, plus interest expense, and amortization of debt discount and expense related to indebtedness. Fixed charges are interest expense, including amortization of debt discount and expenses on indebtedness.
Earnings were insufficient to cover fixed charges by $91.6 million and $66.0 million for the years ended December 31, 2009 and 2007, respectively.